Exhibit 99.6
                                                                    ------------

Profit and loss account

                                                                         3 months ended   3 months ended
                                                                          31 March 2002    31 March 2001

                                                                                (pound)          (pound)
Other income                                                                        972              972
Other interest receivable and similar income                                  4,933,500        4,933,500
Interest payable and similar charges                                        (4,933,500)      (4,933,500)
                                                                       ----------------- ----------------
Profit on ordinary activities before and after taxation                             972              972
                                                                       ================= ================

Telewest Finance (Jersey) Limited

Balance sheet

                                                                    31 March 2002       31 December 2001
                                                                          (pound)                (pound)
Current assets
Debtors: due after more than one year                                 355,699,073            353,365,331
                                                                ------------------ ----------------------

Creditors: amounts falling due within one year                        (4,549,784)            (9,483,283)
                                                                ------------------ ----------------------

Net current assets                                                    351,149,289            343,882,048
                                                                ------------------ ----------------------

Total assets less current liabilities                                 351,149,289            343,882,048
                                                                ------------------ ----------------------

Creditors: amounts falling due after more than one year             (351,074,287)          (343,808,018)

                                                                ------------------ ----------------------
Net assets                                                                 75,002                 74,030
                                                                ================== ======================

Capital and reserves
Called up share capital                                                         2                      2
Profit and loss account                                                    75,000                 74,028

                                                                ------------------ ----------------------
Equity shareholders' funds                                                 75,002                 74,030
                                                                ================== ======================


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

ADDITIONAL INFORMATION FOR US INVESTORS (unaudited)

The Company prepares its accounts in accordance with generally accepted accounting principles (GAAP) in the United Kingdom which differ in certain material respects from US GAAP. There are no significant differences which requires it necessary to restate net income and shareholders' equity in accordance with US GAAP.















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